UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )
PROCESSA PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
74275C106
(CUSIP Number)
David Young, Pharm.D, Ph.D
Chairman and Chief Executive Officer
Processa Pharmaceuticals, Inc.
7380 Coca Cola Drive, Suite 106
Hanover, Maryland 21076
(443) 776-3133
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 74275C106	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (x) (b) ( )
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,692,581[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,991,168
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%[2]
14	TYPE OF REPORTING PERSON IN

1 Includes 305,854 shares of common stock owned directly by the Reporting Person, 5,227 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of August 31, 2020, 5,198 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable upon the closing of the Offering, 482,030 shares held by the Young-Plaisance Revocable Trust, of which the Reporting Person is trustee (includes stock purchase warrants to purchase 30,465 shares), 161,672 shares owned by the Reporting Person’s family, the Reporting Person having voting power and control, 390,627 shares held by CorLyst, LLC (“CorLyst”) (317,446 shares held on behalf of entities controlled by the Reporting Person, 353,845 shares held on behalf of unrelated stockholders, and stock purchase warrants to purchase 20,309 shares), of which the Reporting Person is the Chief Executive Officer and Managing Member, 134,907 shares as a result of anti-dilution provisions of a private placement transaction, 195,562 shares of common stock beneficially owned by the Reporting Person as a result of conversion of a Line of Credit Agreement with DKBK, vesting of 21,248 shares of restricted common stock on October 1, 2020 and 3,147 shares that the Reporting Person will receive on the exercise of stock purchase warrants.
2 Based on 13,603,925 shares of common stock outstanding as of October 2, 2020.

CUSIP NO. 74275C106	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CorLyst, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (x) (b) ( )
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,144,171[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,144,171
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,144,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%[4]
14	TYPE OF REPORTING PERSON OO

3 Includes 352,079 shares of common stock owned by the Reporting Person’s related entities, 438,247 shares of common stock owned by the Young-Plaisance Revoc. Trust, and 353,845 shares of common stock owned by unrelated stockholders. The Reporting Person is the Trustee of the Young-Plaisance Revoc. Trust and the Chief Executive Officer and Managing Member of CorLyst.
4 Based on 13,603,925 shares of common stock outstanding as of October 2, 2020.

CUSIP NO. 74275C106	Page 4 of 7

Item 1.  Security and Issuer.
The class of equity securities to which this Schedule 13D (the “Schedule 13D”) relates is the common stock, par value $0.0001 per share (“Common Stock”), of Processa Pharmaceuticals, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 7380 Coca Cola Drive, Suite 106, Hanover, Maryland 21076.
Item 2.  Identity and Background.
This Schedule 13D is filed by the Reporting Persons set forth in the table below pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
The following table sets forth the name, address and citizenship for each of the Reporting Persons:
Reporting Person	Address	Citizenship/Place of Organization
David Young	7380 Coca Cola Drive, Suite 106, Hanover, Maryland 21076	United States of America
CorLyst, LLC	7380 Coca Cola Drive, Suite 106, Hanover, Maryland 21076	Maryland

The principal business of each of the Reporting Persons is set forth in the following table:
Reporting Person	Principal Business
David Young	David Young is the founder of the Issuer and is the Issuer’s Chairman and Chief Executive Officer.
CorLyst, LLC (“CorLyst”)

CorLyst is a limited liability company with business and technical expertise in multiple areas including product development, drug/device development, potential patient application, marketing, data management and project management. CorLyst provides intellectual and financial capital to a portfolio of companies.

The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”), is set forth below.

CUSIP NO. 74275C106	Page 5 of 7
Covered Persons with Respect to CorLyst:
Name, Position with CorLyst & Address	Present Principal Occupation	Citizenship
David Young	Founder, Chief Executive Officer and Managing Member of CorLyst; CEO of Processa Pharmaceuticals, Inc.	US
Karen Plaisance	Member of CorLyst; Retired	US
Young-Plaisance Revocable Trust	Member of CorLyst	US
Wendy Guy	Member of CorLyst; Chief Administrative Officer at Processa Pharmaceuticals, Inc.	US
Sian Bigora	Member of CorLyst; Chief Development Officer at Processa Pharmaceuticals, Inc.	US
Tom Delaney	Member of CorLyst; Retired	US
Ann Ault	Member of CorLyst; Self Employed	US
BPG Investments, LLC	Member of CorLyst	US
KNY Investments, LLC	Member of CorLyst	US

During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and were not a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration.
The Reporting Persons have funded the purchases of common stock from personal funds.
Item 4.  Purpose of Transaction.
The shares of Common Stock beneficially owned by the Reporting Persons were acquired over time, and are held, for investment purposes.
The Reporting Persons, directly or indirectly, may acquire shares of Common Stock from time to time in open market or private transactions, depending on various factors.  The Reporting Person, directly or indirectly, may also choose to dispose of some or all of his respective beneficial holdings of Common Stock.
Except as otherwise described in this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

CUSIP NO. 74275C106	Page 6 of 7
Item 5.  Interest in Common Stock of the Issuer.
The ownership percentages set forth below are based on 13,603,925 shares of Common Stock outstanding as of October 2, 2020, as reported on the Issuer’s Prospectus filed on October 5, 2020.

David Young

(a) The Reporting Person directly owns 305,854 shares of Common Stock.  The Reporting Person indirectly owns 1,685,314 shares of Common Stock.  The Common Stock directly and indirectly owned by the Reporting Person represents 14.2% of the total number of shares of Common Stock outstanding.
(b) The Reporting Person has and will continue to have the sole power to vote 1,692,581 shares of Common Stock.
(c) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s shares of Common Stock, shares of Common Stock issuable to the Reporting Person upon exercise of the vested Options or Warrants.
(d) Not applicable.

CorLyst

(a) The Reporting Person indirectly owns 1,144,171 shares of Common Stock.  The Common Stock indirectly owned by the Reporting Person represents 8.4% of the total number of shares of Common Stock outstanding.
(b) The Reporting Person has and will continue to have the sole power to vote 1,144,171 shares of Common Stock.
(c) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s shares of Common Stock, shares of Common Stock issuable to the Reporting Person upon exercise of the vested Options or Warrants.
(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
CorLyst is an investment vehicle used by the Reporting Person. CorLyst provides intellectual and financial capital to a portfolio of companies, including to the Issuer.

Item 7.  Material to be Filed as Exhibits.
Exhibit	Description
1.	Consent and Agreement to Joint Filing, by and among the Reporting Persons, dated October 9, 2020.

CUSIP NO. 74275C106	Page 7 of 7
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 9, 2020
/s/ David Young
 David Young

Date: October 9, 2020                  CORLYST, LLC

/s/ David Young
Name:  David Young
Title:   Managing Member

Exhibit 1

CONSENT AND AGREEMENT TO JOINT FILING

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned persons does hereby consent to and agree to jointly file with the Securities and Exchange Commission a Schedule 13D on behalf of each of them with respect to their beneficial ownership of common stock, par value $0.0001 per share, of Processa Pharmaceuticals, Inc. and any future amendments thereto as may be required from time to time.

Date: October 9, 2020                     /s/ David Young
 David Young

Date: October 9, 2020                  CORLYST, LLC

/s/ David Young
Name:  David Young
Title:   Managing Member